November 20, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris Erin Jaskot Blaise Rhodes Lyn Shenk

Re:	Ozon Holdings PLC Amendment No. 1 to Registration Statement on Form F-1 Filed on November 17, 2020 File No. 333-249810

Ladies and Gentlemen:

This letter sets forth the responses of Ozon Holdings PLC (previously, Ozon Holdings Limited, the “Company” or “Ozon”) to the comments contained in your letter, dated November 18, 2020, relating to Amendment No. 1 to the Registration Statement on Form F-1 filed by the Company on November 17, 2020. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is herewith filing an Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”).

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 filed on November 17, 2020

Risk Factors, page 24

1.

We note your disclosure on page 33 that you agreed to pay Sberbank of Russia 1 billion related to a term sheet terminated on September 4, 2020 and that such break-up fee was a provision of a term sheet. Please tell us whether you accrued for this amount in your statement of income and loss for the period ended September 30, 2020. If not, please explain to us your basis under IFRS for not doing so.

The Company respectfully advises the Staff that it did not accrue a provision related to the term sheet (the “Term Sheet”) or settlement agreement with Sberbank of Russia (“Sberbank”) as of September 30, 2020 based on the following analysis. The Company has also provided details on subsequent events and circumstances to provide the Staff an understanding of the development of the situation and the Company’s position.

November 20, 2020

Information available as at November 2, 2020 (date of authorization of the interim condensed consolidated financial statements for the three and nine months ended September 30, 2020)

On September 4, 2020, Ozon informed Sberbank that it was terminating negotiations under the Term Sheet. The Term Sheet included a break-up fee equal to ~~P~~1 billion (approximately $13 million) that was payable in the event of breach of the exclusivity provisions in the Term Sheet (the “Break-up Fee”).

On October 8, 2020, Sberbank wrote to Ozon and notified the Company that it expected it to pay the Break-up Fee in full or provide an explanation why Ozon believes that it complied with the undertaking.

On October 27, 2020, Ozon wrote to Sberbank denying that it had breached the exclusivity provisions of the Term Sheet and denying that it is obligated to pay a Break-up Fee to Sberbank.

Analysis as at September 30, 2020 (the reporting date)

Based on its internal legal analysis, Ozon strongly believes that it did not carry out any activities during the exclusivity period in violation of the exclusivity period and it did not breach any of its undertakings under the Term Sheet, and therefore is not liable to pay the Break-up Fee.

As at September 30, 2020, for the reasons set out above, Ozon considered the probability that Sberbank would successfully compel Ozon to pay the Break-up Fee as remote. Further, Ozon was ready to defend its position rigorously should Sberbank decide to commence any arbitration process. Therefore, the Company concluded that

(i)	the risk of cash outflow related to the break fee is a contingent liability under IAS 37 as the ultimate settlement is contingent upon the outcome of a legal dispute;

(ii)	as the outflow of resources was not probable as at September 30, 2020, a provision shall not be recognized as at September 30, 2020 under IAS 37.14(b); and

(iii)	as the probability of an outflow of resources related to the contingent liability was assessed as remote as at September 30, 2020 the contingent liability shall not be disclosed under IAS 37.28.

Analysis as at November 12, 2020 (date of settlement agreement)

As at September 30, 2020, the assessment of probability of cash outflow under the Term Sheet with Sberbank was based on the Ozon’s legal analysis and strategy to defend its position in court in a conventional dispute resolution process in arbitration.

However, on November 5, 2020, Sberbank wrote to Ozon stating that, unless Ozon paid the Break-up Fee, Sberbank would commence arbitration against Ozon. On November 6, 2020, Sberbank and Ozon commenced negotiations on the settlement. On November 12, 2020, after the management considered and assessed the risks to the Company and its business which would arise from an open arbitration with Sberbank, Ozon decided not to pursue a formal arbitration. Following this decision, on November 12, 2020, Ozon agreed under the settlement agreement to pay Sberbank ~~P~~1 billion while Ozon and Sberbank did not admit any breach nor concede any liability under the Term Sheet in the settlement agreement. The payment is considered as a non-adjusting event under IAS 10 as it is indicative of conditions that arose after September 30, 2020. Ozon accrued this settlement expense in November 2020.

November 20, 2020

Under IAS 37.19, if the entity at the reporting date can avoid future expenditure by its future actions, it has no present obligation for that future expenditure and no provision is required at that date. As Ozon’s decision to make payment of agreed settlement amount was made on November 12, 2020 and prior to that date could be avoided based on the rationale described above, the Company believes that the provision for that payment should not have been recognized as at September 30, 2020.

Description of American Depositary Shares, page 186

2.

We note that Section 7.6 of your Deposit Agreement provides that claims may be settled by arbitration in New York if elected by the claimant. Please include a description of this provision in your filing, and clearly disclose the extent to which the provision applies to federal securities law claims.

In response to the Staff’s comment, the Company has revised its disclosure. Please see page 193 of Amendment No. 2.

Exhibits

3.

We note that your legality opinion appears to assume certain readily ascertainable facts, including solvency and “matters of fact which would affect the conclusions set out” in your opinion. Please revise to remove these assumptions or tell us why you believe they are appropriate. Refer to Section II. B.3.a. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Antis Triantafyllides & Sons LLC has revised their Item 5.1 opinion. The revised version is included as an exhibit to Amendment No. 2.

* * * * *

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9010 or by email (jcscoville@debevoise.com) or my partner, Alan Kartashkin, at +7 495 139 40 00 or by email (akartashkin@debevoise.com).

Very truly yours,

/s/ James C. Scoville

James C. Scoville

cc:    Alexander Shulgin, Chief Executive Officer, Ozon

Artem Afanasyev, General Counsel, Ozon

J. David Stewart, Latham & Watkins LLP

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